

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2012

<u>Via E-mail</u>
Calvin McDonald
President and Chief Executive Officer
Sears Canada Inc.
290 Yonge Street, Suite 700
Toronto, Ontario, Canada M5B 2C3

> **Re:** **Sears Canada Inc.**
> **Amendment No. 3 to Form 20-F**
> **Filed August 30, 2012**
> **Response dated October 1, 2012**
> **File No. 000-54726**

Dear Mr. McDonald:

We have reviewed your response dated October 1, 2012 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Form 20-F, filed August 30, 2012</u>

<u>Financial Statements for Fiscal Year Ended January 28, 2012</u>

<u>Notes to the Consolidated Financial Statements, page F-8</u>

<u>2.2 Basis of preparation and presentation, page F-8</u>

1. In your response to comment 1 from our verbal comments issued on September 28, 2012, you identify two individuals as the "primary managers" for each of your distribution channel operating segments. It is unclear from your response which individual is the segment manager for each of these operating segments or whether you view both of the individuals listed for each segment as jointly performing the segment manager function. In this regard, we note that none of the Vice-Presidents or Senior Vice-President whose

titles indicate responsibility for these operating segments report directly to your Chief Operating Decision Maker (CODM), while we assume that the Executive Vice-Presidents whose titles indicate responsibility for product lines do report directly to your CODM. Please clearly identify for us the segment manager or managers for each of your distribution channel operating segments. Additionally, provide us with your analysis of how you determined that these individuals were the segment managers, including clarifying the responsibilities and decision-making abilities of these segment managers and explaining how these segment managers are held responsible for the results and performance of their segments. Your response should include but not be limited to a discussion of the metrics that impact these segment managers' compensation and whether their compensation is impacted by the performance of their designated segment. Refer to paragraph 9 of IFRS 8.

2. Your response to comment 2 from our verbal comments issued on September 28, 2012 indicates that the ELT meetings include "discussions on financial and operating performance cover[ing] both operating segment performance, as well as product category performance." Please describe to us in more detail the types of discussions and analysis of financial and operating performance that occur during these meetings. In doing so:

- Clarify whether this is a high level review of the financial and operating performance metrics, or whether the CODM uses these meetings to deeply delve into the underlying reasons behind any changes in these financial and operating performance metrics, and if so, clarify which individuals are responsible for preparing and providing that detailed analysis and explanation to the CODM.

- Explain in more detail how the information shared in these meetings is used by the CODM to make decisions about the resources to be allocated to each segment and to assess each segment's performance. For example, tell us whether the CODM uses these meetings to compare actual results to forecasted results, and describe what the CODM does if actual financial or operating performance results are not what he expected.

- Tell us whether these meetings regularly discuss and analyze any specific pages from the CODM package or Board package that were previously provided to us. If there are other handouts that are unique to these meetings, please provide us with a representative sample of such handouts.

- Tell us whether there are any other regularly recurring meetings or phone calls through which the CODM receives the information necessary for him to make decisions about the resources to be allocated to each segment and to assess each segment's performance. If so, please describe these additional meetings to us in detail.

3. Your response to comment 2 from our verbal comments issued on September 28, 2012 indicates that your CODM assesses the performance of the operating segments based on revenue growth or decline, gross margin and earnings before interest, taxes, depreciation and amortization (EBITDA); however, your response indicates that the performance of product categories is typically assessed on the basis of gross margin only. Please explain in more detail why EBITDA by product category is included in your CODM reports and in the information provided to your Board of Directors if the performance of your product categories is evaluated based solely on gross margin. Explain why the employees who prepare these reports spend time computing EBITDA by product category if it is not used.

4. We note that in your description of the measures you use to assess the economic similarity of your operating segments, you disclose that you expect operating expenses to decline in fiscal 2012 for your Direct and Sears Home Services operating segments as a result of cost savings and efficiency measures that you have implemented. With a focus on the Direct segment, please explain to us in more detail why your operating expenses are expected to decline. Please describe these cost savings and efficiency measures to us in reasonable detail, including the amount and timing of anticipated cost savings. Please also tell us how you determined the estimated amounts of such cost savings.

5. Your response to comment 3 from our verbal comments issued on September 28, 2012 includes Fiscal 2012 Plan amounts for Adjusted Gross Margin, Total Operating Expenses and Adjusted EBITDA. Since we are now approximately eight months into your 2012 fiscal year, please provide us with actual year-to-date amounts as a percentage of revenue as of July 28, 2012, or as of a more recent date if available. To the extent that these actual amounts for fiscal 2012 differ significantly from your plan amounts, please explain whether you continue to believe the plan amounts will be representative of your full year results, and why or why not.

6. Your response to comment 1 from our letter dated August 10, 2012 indicates that your annual budgeting process begins several months prior to the start of your next fiscal year. Since it is now approximately four months prior to the start of your 2013 fiscal year, please tell us whether you have a preliminary budget for 2013. If so, please tell us the budgeted/planned amounts of Adjusted EBITDA for each of your operating segments for 2013. We understand that these amounts may be an initial estimate and not yet finalized.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Staff Attorney at (202) 551-3427, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer Thompson   for

Mara L. Ransom
Assistant Director

cc: Klaudio Leshjani
        Sears Canada Inc.

        Andrew J. Beck
        Torys LLP